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SEC 1815
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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of JULY, 2003

PRUDENTIAL PLC
(Translation of registrant's name into English)

LAURENCE POUNTEY HILL, LONDON, EC4R 0HH
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☐

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:
 (insert title/summary of release)

EMBARGO: 0700 hrs, Tuesday 29 July 2003

PRUDENTIAL PLC 2003 INTERIM RESULTS

  •
  Total Group insurance and investment sales of £15.5 billion, up 8 per cent on first half of 2002

  •
  Total investment product funds under management of £28.2 billion, up 11 per cent from 2002 year end

  •
  Group insurance sales on an annual premium equivalent (APE) basis of £824 million, down 4 per cent

  •
  New business achieved profit of £303 million, down 18 per cent; over 70 per cent generated outside the UK

  •
  Interim dividend of 5.3 pence, with full year dividend expected to total 16 pence per share

        (Comparisons above are quoted at constant exchange rates)

	H1 2003	H1 2002%
	£m	£m
Total Group insurance and investment sales	15,519	15,427	1
New business achieved profit	303	397	(24)
Achieved profits basis operating profit	397	543	(27)
Modified statutory basis operating profit	172	317	(46)
Dividend per share	5.3p	8.9p	(40)
Shareholders' funds—achieved profits basis	7,101	8,053	(12)

        (Figures in table are at actual exchange rates)

        Commenting on the results, Jonathan Bloomer, Prudential's Group Chief Executive, said:

        "The first half of 2003 has been the harshest operating environment for life insurers in the UK and the US for a long time. Against this backdrop Prudential has delivered a solid set of results, demonstrating the benefits of our strategy of international diversification in markets with strong growth prospects.

        "Our Asian business continues to see strong and profitable growth despite the occurrence of SARS and some economic weakening. But in the US and UK, the economic climate, with the lowest long-term interest rates since the 1960s and volatile equity markets, is affecting our insurance businesses. These factors are reducing retail investor demand in these markets and putting pressure on pricing. However, as in the past, we continue to focus on return on capital and putting the value of new business ahead of volume.

News release

Corporate Relations
Prudential plc
 Laurence Pountney Hill London EC4R 0HH Tel 020 7220 7588 Fax 020 7548 3725
 Incorporated and registered in England and Wales. Registered office as above. Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are regulated by the FSA

        "The remainder of 2003 will continue to be challenging. But, looking further forward, as economics improve, particularly in the US and UK, retail confidence will return and we are well placed to grow and gain market share. This effect will be magnified in the US and UK markets where we will also see significant consolidation.

        "To take advantage of these opportunities it is important that we retain financial flexibility and use our capital efficiently to optimise future growth. This is especially important following the reduction in the group's cash flows of approximately £100 million per annum as a result of previously announced cuts in UK bonus rates.

Dividend

        "In February, we said that we would review our dividend. Since then the board has determined a dividend policy which will reflect our operating cash flows and, crucially, our strategy to invest in the business for long-term growth.

        "Our work has confirmed our belief in the value of all our businesses in the UK, the US and Asia and we have no plans to dispose of any of them. Their diversity gives us the flexibility and versatility to respond to different market conditions by directing our capital resources to the most attractive markets and products.

        "The interim dividend will be 5.3 pence per share, and for the full year, we expect to pay a total dividend of 16 pence per share. The board believes that this reflects an appropriate balance between the cash generated by the group, the ability to finance growth, the cost of finance and dividends to shareholders. It is the board's intention to grow the dividend from this new base. The level of growth will be determined after considering the opportunities to invest in those areas of our business offering attractive growth prospects, our financial flexibility and the development of our statutory profits over the medium term.

Group Results

        "Total Group insurance and investment sales increased by 1 per cent to £15.5 billion, while new business achieved profit declined by 24 per cent to £303 million in the first half of 2003, reflecting lower sales volumes in the UK and US and our expectation of lower nominal returns in the future. Without the effect of a depreciation in the US and leading Asian currencies relative to sterling, new business achieved profit was down 18 per cent.

Prudential Corporation Asia

        "Prudential Corporation Asia maintained its strong track record of delivery during the first half of 2003, continuing to show the highest growth rates and returns in the group and contributing £123 million new business achieved profit. Asia remains an attractive market and we intend to maintain our investment in its long-term development. Net investment in the first half of 2003 was £56 million, and we expect to invest approximately £100 million net for this year and the next two, at which time the net capital requirement will drop significantly in 2006.

Jackson National Life

        "Despite difficult market conditions in the US, due to a combination of very low interest rates and consumer uncertainty about equity markets, Jackson National Life (JNL) delivered £94 million new business achieved profit. JNL is one of the few providers to have a significant market position across the range of fixed, variable and equity-indexed annuity products. In the short term, JNL will continue to focus on delivering value from retail markets while actively managing capital. It is well positioned to take advantage of any upturn in the market and to participate, in due course, in the inevitable consolidation in the industry.

Prudential UK

        "The UK savings market is currently the most challenging in which we operate. Volatile equity markets, low interest rates and the continuing debate on the future of the industry have caused consumers' appetite for medium to long term savings to remain weak. In this context, Prudential UK delivered new business achieved profits of £86 million primarily due to its lower with profit bond sales. However, there was strong growth in APE sales of corporate pensions through direct channels, up 14 per cent, and individual annuities, which increased by 24 per cent. We believe that the long-term demographics are attractive and, with its strong brand and strong life fund (our free asset ratio has improved from 8.4 per cent at December 2002 to 8.9 per cent at June 2003) Prudential UK is well positioned to take advantage when recovery occurs. At present, the business is focussed on sustaining its financial strength, developing profitable products, strengthening and diversifying its distribution capability and driving down unit costs.

M&G

        "In a difficult period for the fund management industry, M&G has increased its operating profit by 12 per cent to £38 million and UK investment funds under management increased by 10 per cent from the 2002 year end. This reflects its effective cost control and the strengths of its diversified product range in retail fund management, institutional fixed income, pooled life and pension funds, property and private finance.

Egg

        "Egg UK continued to grow strongly, showing a profit of £37 million (up from £12 million in first half of 2002). It gained another 340,000 net new customers bringing the total number to 2.9 million. Compared to the first half of 2002, unsecured lending balances increased by 42 per cent to £3.95 billion and there was personal loan net balance growth of £340 million. Egg is investing in the development of its French business and, as it did with its UK model, will monitor both the performance of the business and the market environment. The increased investment in France resulted in a total Egg group loss of £23 million in the first half.

Outlook

        "While we are cautious about the economic environment and therefore prospects for growth for the remainder of 2003, we are optimistic for the medium to long term. We are well positioned across the markets in which we operate. The balance and diversity of the Group will enable us to generate attractive returns for shareholders."

—ENDS—

Enquiries to:

Media		Investors/Analysts
Geraldine Davies	020 7548 3911	Rebecca Burrows	020 7548 3537
Clare Staley	020 7548 3719	Laura Presland	020 7548 3511
Ben Forsyth	020 7548 3500

Notes to Editors:

1.
There will be a conference call today for wire services hosted by Jonathan Bloomer, Group Chief Executive and Philip Broadley, Group Finance Director at 07:45. Dial-in number: +44(0)208 28 84 53 0. Participants to quote "Prudential" to access the call.

2.
A presentation to analysts will take place at 09:30 today at Prudential plc, Governor's House, Laurence Pountney Hill, London, EC4R 0HH. A webcast of the presentation and the presentation slides will be available on the Group's web site, www.prudential.co.uk

3.
A press conference will take place today at 11:45 at Prudential plc, Governor's House, Laurence Pountney Hill, London, EC4R 0HH. If journalists wish to attend, please call the Group Press Office in advance on 020 7548 3712.

4.
There will be a conference call today for investors hosted by Jonathan Bloomer, Group Chief Executive and Philip Broadley, Group Finance Director at 14:30. Dial-in number: +44(0)207 16 20 18 5, US dial-in: +1 334 420 4950. Participants to quote "Prudential plc Interim results" to access the call.

  A recording of this call will be available for replay for one week by dialling:

  Dial in: +44(0)208 28 84 45 9, passcode: 217492
  US dial in: +1 334 323 6222, passcode: 217492

5.
High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0)207 60 81 00 0).

6.
An interview with Jonathan Bloomer (in video/audio/text) will be available on www.cantos.com and www.prudential.co.uk from 07:00 on 29 July 2003.

7.
Annual premium equivalent (APE) sales comprise regular premium insurance sales plus one-tenth of single premium insurance sales.

8.
The Free Asset Ratio is a common measure of financial strength in the UK for long-term insurance business. It is the ratio of assets less liabilities (before deduction of the required regulatory minimum solvency margin) to liabilities, and is expressed as a percentage of liabilities.

9.
In determining constant exchange rate information the prior period comparatives have been recalculated using current average exchange rates for the period ended 30 June 2003.

10.
Total number of Prudential plc shares in issue as at 30 June 2003 was 2,007,015,441.

11.
Financial Calendar:

2003
Record date	Friday 22 August 2003
Third-quarter New Business Figures	Thursday 16 October 2003
Payment of interim dividend	Friday 31 October 2003
2004
2003 Full-year New Business Figures	Thursday 22 January 2004
2003 Full-year Results Announcement	Tuesday 24 February 2004
First-quarter New Business Figures	Friday 23 April 2004
Prudential plc Annual General Meeting	Thursday 6 May 2004
12.
In addition to the interim financial statements provided with this press release additional financial schedules are available on the web site at www.prudential.co.uk

        This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Prudential and its affiliates operate. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements.

        Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

BUSINESS REVIEW

UK AND EUROPEAN INSURANCE OPERATIONS

        The UK savings market continues to be the most challenging in which Prudential operates, with market conditions continuing to adversely affect customers' appetite for investment based products. In particular the with-profit bond market has significantly contracted, with sales across the industry in the first quarter of 2003 nearly 75 per cent lower than the same period in 2002.

        Half year sales of £329 million on the Annual Premium Equivalent (APE) basis are 18 per cent lower than the comparative period in 2002, largely due to the reduction in sales of with-profit bonds. Excluding with-profit bond sales, Prudential's UK and European Insurance Operations recorded APE sales 9 per cent higher than 2002 reflecting continued strong sales of individual annuities.

        New business achieved profit (NBAP) of £86 million was 41 per cent lower than 2002, and on a like-for-like basis (after applying revised economic assumptions) was 37 per cent lower. This was due to a combination of lower new business sales, and reduced new business margins of 27 per cent which compares to 37 per cent for the comparative period in 2002. Margins have been adversely affected by the mix of business sold with reduced with-profit bond sales and lower expectations for future investment returns.

        Prudential believes that the long-term demographics within the UK savings market are attractive and that it is well positioned for market recovery. Market share is increasingly concentrated among a few large providers. To take advantage of this concentration, Prudential is focused on sustaining its financial strength and brand recognition, developing profitable product segments, strengthening and diversifying distribution capability and driving down unit costs.

        The free asset ratio of the Prudential Assurance Company long-term fund was approximately 8.9 per cent on the statutory basis at the end of June 2003 (without taking account of future profits), slightly higher than at the end of 2002. On the realistic basis the fund is stronger. During the first six months of 2003 Prudential's with-profits fund has earned a return of 6.7 per cent, compared with the 4.5 per cent return on the FTSE 100 share index. This compares with a return on the long-term fund of negative 8.1 per cent for the 2002 full year and negative 2.6 per cent for the comparative period last year.

        Sales through direct channels were £178 million (APE), 14 per cent higher than the equivalent period in 2002. This reflects considerable success particularly in selling individual annuities. Sales of corporate pensions through direct channels were £95 million (APE), 14 per cent higher than 2002 as a result of strong sales through employer sponsored schemes. These have more than doubled over the last 12 months.

        Total sales of single premium individual annuities, were up 23 per cent to £866 million compared with the same period last year. Prudential believes it is the market leader in the important and growing market for the provision of annuities and that it has increased its market share over the last 12 months.

        Recent partnership agreements with Abbey National, to sell with-profit bonds, and with Zurich, to underwrite annuities, resulted in sales of £45 million for the half year. These sales are in line with Prudential's expectations, given current market conditions, and it continues to work with its partners to build on this base.

        Intermediated sales on the APE basis of £143 million were 39 per cent lower than the comparative period in 2002, reflecting a considerable reduction in sales of with-profit bonds. Prudential has not been alone in experiencing these sales reductions and consequently at the end of March 2003 had retained its position as a leading distributor of with-profit bonds through IFAs. Sales of other products through the IFA channel were 6 per cent higher than 2002 principally reflecting a 25 per cent increase in single premium individual annuity sales.

        Prudential understands the Government's objectives in the promotion of 100:0 funds for the smoothed investment fund option. However, the 100:0 structure and smoothing requirements mean that new shareholder capital will be needed to back these products, and it remains to be seen in the current climate how many companies will be prepared to provide this. We are also concerned that with the level of "smoothed returns' available, funds might fail to meet customers expectations.

        Prudential is pleased that life companies will still have the ability to run, market and promote products based on a 90:10 fund outside the Sandler suite as these have provided, and will continue to provide, stable returns for the consumer at a critical time for the long-term savings culture in the UK.

        Prudential UK's strategy is to focus on its core product lines. The extension of the annuities product range through the launch of the equity release product with Northern Rock reflects this strategy.

        In November 2001 Prudential UK announced a target for cost savings of £175 million and in July 2002 increased this target to £200 million. Strong progress has been made in the first half of 2003 and £155 million of savings have been delivered to date, with an annualised value of £180 million. Prudential is on schedule to deliver £200 million of annualised cost savings by the end of 2003 (£175 million of actual savings). These savings are vital to ensuring the operating base is sustainable in the current challenging market environment.

        In May 2003 Prudential UK opened a customer service centre in India. The centre, which currently employs over 200 people, is expected to be fully operational in the first half of 2004. This initiative is expected to result in approximately £16 million of additional gross cost savings per annum by the end of 2006, of which it is estimated approximately £4 million per annum (on an achieved profits basis) will be attributable to shareholders.

        Early in 2002 Prudential reviewed the strategy for its long-term business within continental Europe. This review concluded that an organic strategy based on investment in the German and French markets would be unlikely to meet return on capital targets. As a result, in January 2003 Prudential completed the sale of its German life business for £82 million. In June 2003, Prudential announced that it would cease writing new insurance business in France beyond the end of the year. Prudential will continue to administer existing policies and provide customer support to policyholders in France.

        Prudential UK expects the remainder of 2003 to be as difficult as the first half, but believes it is well positioned to take advantage of the recovery in the savings market when it occurs.

M&G

        Against an exceptionally difficult operating environment, M&G has delivered total profit for the first six months of the year of £38 million, a 12 per cent increase on the same period last year. This reflects M&G's strengths in retail fund management, institutional fixed income, pooled life and pension funds, property and private finance, combined with a broad distribution base. The result was achieved despite the FTSE All-Share Index averaging 632 points (25 per cent) less in the first half of 2003 compared to the same period in 2002 leading to lower gross revenues.

        M&G outperformed the industry with gross retail inflows of £610 million, down 10 per cent on the first half of 2002. This compares with an 18 per cent fall across the industry according to the latest figures from the Investment Management Association (IMA) to the end of May and reflects retail investors' continuing concerns about stock markets and geopolitical events.

        M&G's net retail fund inflows also fell, down 19 per cent to £130 million. However, the latest IMA figures also show that M&G has increased its market share of net sales in the distribution channels in which it operates from 4 per cent in 2002 to 7 per cent in 2003. This increase in market share reflects M&G's strong retail brand, improved fund performance, diversified distribution strategy and focus on fund retention. M&G is the UK's second largest retail fund manager in terms of assets under management according to figures published by the IMA, as at 31 May 2003.

        The success of M&G's new brand positioning, first introduced in January 2002, has received both national and international recognition and has now won thirteen marketing and advertising industry awards. In addition, M&G's customer service continues to be ranked as one of the best in the fund management industry and earlier this year M&G's telemarketing team was named best inbound contact centre at the National Sales Awards.

        M&G has continued to develop its position as a leading innovator in fixed income and private finance and to leverage these skills to create diversified, enhanced yield products which can be marketed externally. M&G's strategic decision three years ago to exit balanced and equity institutional pension fund management and focus on fixed income and pooled pension funds has continued to bring significant benefits as the industry moves towards more specialist offerings. In addition, M&G's scale in fixed income and its strong market position have enabled it to enter transactions to earn additional profit and bring significant benefits to client portfolios. Net institutional fund inflows for the first six months of the year were £704 million.

EGG

        Egg announced its interim results on 23 July. Egg is an innovative financial services company, providing a range of banking and financial services products primarily through its internet site.

        The UK business is growing strongly, attracting another 340,000 customers in the first half of the year taking the total to 2.9 million. Unsecured lending balances of £3.95 billion are up 42 per cent on prior year balances with a £650 million increase for the first half of 2003. Personal loan sales have been particularly successful with disbursements of £711 million, and net balance growth of £340 million, almost five times the level of net balance growth achieved in the first half of 2002. Looking at the second quarter of 2003 in particular, revenues exceeded £100 million in the quarter for the first time with strong growth in fees and commissions, especially from cross selling insurance products to new loan and card customers.

        Egg UK contributed a profit before tax of £37 million in the period. This represents excellent progress in an increasingly competitive market.

        In France, while there are encouraging signs with both card usage and percentage of balances that revolve trending upwards in line with Egg's forecasts and brand awareness now being a very creditable

77 per cent, sales volumes are lower than plan. Egg continues to closely monitor performance having regard to its planned investment of €300 million (£209 million).

JACKSON NATIONAL LIFE

        During the first half of 2003 Jackson National Life (JNL) has continued to focus on retail markets and, despite the lowest interest rates since the 1960s and volatile equity markets, has delivered strong results. JNL is one of only a few providers in the United States to have a significant market position across the range of fixed, variable and equity-indexed annuity products. It also offers life and stable value products.

        In the first half of 2003 JNL recorded total retail sales of £2.0 billion, 32 per cent higher than the same period of 2002 at constant exchange rates, driven by strong sales of variable annuities. At reported exchange rates total retail sales were up 18 per cent. Total sales were down 5 per cent on prior year at constant exchange rates (15 per cent at reported exchange rates) due to lower levels of stable value business, reflecting JNL's increased focus on retail sales, consistent with its strategy of maximising returns on capital.

        At constant exchange rates, new business achieved profits fell by 10 per cent on prior year to £94 million (20 per cent at reported exchange rates), due to lower APE sales and a fall in margin from 39 per cent to 37 per cent. The fall in margin was principally due to the net impact of economic assumption changes. Relative to the first half of 2002, the US dollar has depreciated by 10 per cent relative to the pound.

        Despite the continued difficult market conditions, JNL recorded excellent variable annuity sales. Total sales of £910 million were up 110 per cent at constant exchange rates in the first half of 2003 (88 per cent at reported exchange rates). As expected in volatile equity markets, a significant proportion of variable annuity investors continue to elect the fixed account option, with 57 per cent of variable annuity sales going into fixed accounts during the first half of 2003, compared with 58 per cent during the full year 2002.

        Fixed annuity sales of £953 million were 1 per cent higher than prior year at constant exchange rates, (9 per cent lower at reported exchange rates). The market has benefited from continued consumer preference for guaranteed returns, with JNL benefiting from its strong position in bank and independent agent distribution channels. In the current low interest rate environment, JNL continues to enjoy greater flexibility as a result of its strategy to sell products with annually resettable crediting rates. Over 94 per cent of JNL's existing in force fixed annuity book has annually resettable crediting rates.

        Stable value product sales for the first half of 2003 of £465 million are 56 per cent down on prior year at constant exchange rates (61 per cent at reported exchange rates). This is in line with JNL's previously stated position of primarily focusing on retail sales throughout 2003.

        In March 2003 JNL began operating in the Registered Investor Adviser (RIA) channel, with the launch of Curian Capital, LLC, which provides innovative fee-based separately managed accounts and investment products to advisers through a state-of-the-art technology platform. The RIA market began as a service offered to high-net worth investment clients, providing institutional-quality management, custom portfolios and tax services. However, the industry has evolved to offer personalised investment advice, quality money management, good returns and reasonable costs to a broader range of clients. Curian Capital, LLC will enable advisers to manage clients' assets more efficiently and economically and therefore can serve customers with smaller amounts to invest. The launch into this channel further expands JNL's distribution reach and Curian Capital now has approximately $70 million funds under management.

        While JNL delivered a strong performance in the first half of 2003 Prudential anticipates testing market conditions in the months ahead, reflecting both the low interest rate environment and the volatile equity markets. Looking to the second half of 2003, given current interest rates sales of fixed annuities, which require a greater degree of capital, are expected to be less than the record levels achieved during the second half of 2002. JNL will continue to focus on delivering value from retail markets while actively managing its capital.

PRUDENTIAL CORPORATION ASIA

        Prudential Corporation Asia (PCA) maintained its strong track record of delivery during the first half of 2003 despite slower regional economic growth, the impact of SARS and the weakening of a number of Asian currencies relative to sterling.

        Sales of insurance products on the APE basis for the first half of 2003 increased 26 per cent to £243 million compared with the first half of 2002 at constant exchange rates (12 per cent at reported exchange rates). APE sales of £110 million in the second quarter of 2003 slowed compared with the first quarter's £133 million, principally due to the impact of SARS in Taiwan.

        NBAP of £123 million was up 3 per cent on the first half of 2002. However, at reported exchange rates NBAP was down 9 per cent. The average new business margin reduced from 60 per cent at the full year 2002 to 51 per cent for the first half of 2003 principally reflecting a revision to economic assumptions, together with a combination of product and country mix effects.

        PCA's seven smaller life operations (China, India, Indonesia, Korea, the Philippines, Thailand and Vietnam—collectively classified as "Other' in the schedules) continue to build scale very successfully and APE sales increased by 53 per cent compared with the same period last year. Prudential's Indonesian Life operation was recently named as the country's "Best Insurance Company" by Business Indonesia and ICICI-Prudential Life is now the leading private sector life company in India by new business market share.

        Total investment funds under management in Asia at 30 June 2003 were £5.9 billion, up from £5.2 billion at 31 March 2003 reflecting strong net inflows of over £700 million. PCA's current mutual fund mix also reflects market conditions with customers preferring money market and bond funds to equity based ones.

        The impact of SARS on PCA's half year results, aside from new business in Taiwan, was not material. In Taiwan APE sales in the second quarter were £18 million, versus £47 million in the first quarter. APE sales in Hong Kong for the second quarter 2003 actually increased strongly, up 47 per cent compared with the first quarter. Although PCA experienced a small number of SARS related claims, total claims remained within the expected range and achieved profit claims experience variances for the first half of 2003 have improved over 2002.

        However, the longer term impacts of SARS on the region's economies remain uncertain at this stage as much depends on how quickly key industries such as tourism recover. PCA expects the second half of 2003 to remain challenging and does not anticipate that the shortfall in Taiwanese life sales in the first half of 2003 will be fully recovered in the second half.

        PCA plans to launch its new Beijing life operation joint venture with CITIC in August 2003, leveraging the success of its Guangzhou operation that launched in October 2000. It will be the first foreign life insurance joint venture to operate in Beijing.

        Overall PCA's strategy remains firmly in place and its focus continues to be on securing long term, profitable and sustainable growth.

FINANCIAL REVIEW

Insurance and investment new business

        Prudential continued to benefit from the strength of its international operations with total new business inflows reaching £15.5 billion, 8 per cent ahead of the comparative period last year on constant exchange rates despite difficult market conditions. At reported exchange rates total new business inflows were up 1 per cent.

        Total insurance sales were down 14 per cent at constant exchange rates to £5.1 billion, while sales on the annual premium equivalent (APE) basis were down 4 per cent at constant exchange rates to £824 million compared with the same period last year. At reported exchange rates total insurance sales were down 19 per cent and APE insurance sales were down 10 per cent.

        Total investment products funds under management increased by 11 per cent in the six months to £28.2 billion with net investment inflows of £1.46 billion and net market and other movements of positive £1.24 billion. Gross investment inflows increased 14 per cent to £10.4 billion but net investment inflows fell 33 per cent. Net investment inflows in Asia were £628 million, down 9 per cent while total net investment inflows by M&G were £834 million, a 44 per cent decline over the prior year. At constant exchange rates net investment inflows were down 30 per cent.

New business achieved profit (NBAP)

        Group NBAP from insurance business of £303 million was down 18 per cent on the prior year at constant exchange rates, reflecting lower sales volumes in the US and UK and lower margins. The average Group new business achieved profit margin fell from 40 per cent for the 2002 full year to 37 per cent. At reported exchange rates, NBAP was down 24 per cent.

        During the first half of 2003, over 70 per cent of the Group's NBAP was generated from its overseas operations compared with 64 per cent for the first half of 2002.

        UK and European Insurance Operations new business achieved profit of £86 million was 41 per cent lower than the equivalent period in the prior year, reflecting lower sales and an adverse sales mix as a result of disproportionately lower sales of higher margin with-profit bonds.

        Margins for the UK and European long-term businesses were 27 per cent compared with 37 per cent for the first half of 2002.

        Although the aggregate margin was adversely affected by mix, annuity margins have increased significantly over the past two years reflecting the volume of business being written in Prudential Retirement Income Limited (PRIL), Prudential's shareholder backed annuity company owned by the Prudential Assurance Company's (PAC) shareholder fund. In the first six months of the year, NBAP from annuities accounted for nearly half of total UK NBAP. At present Prudential writes 97 per cent of its bulk annuities and 27 per cent of its individual annuities in PRIL. The remainder are reinsured into Prudential Annuities Limited, which is a subsidiary of the PAC 90:10 fund.

        Prudential's focus on profitable corporate pensions has seen its contribution to NBAP increase from 14 per cent for the first half of 2002 to over 20 per cent for the first half of 2003.

        As a result of the lower level of total sales, higher margin Department of Work and Pensions rebates in respect of contracted out pension business, primarily recorded in the first quarter of the year, represent a significantly higher proportion of total sales. Consequently if the current mix is maintained, margins will remain under pressure.

        JNL new business achieved profit fell by 10 per cent on prior year at constant exchange rates to £94 million (20 per cent at reported exchange rates due to a 10 per cent depreciation in the US dollar relative to the pound), due to lower APE sales and a fall in margin from 39 per cent to 37 per cent.

The fall in margin was principally due to the net impact of economic assumption changes, including reductions in the projected fund earned and crediting rates, lower spread assumptions for Equity Indexed Annuities and a reduction in the separate account return assumption for variable annuity business. Fixed annuity spread assumptions have improved slightly, in line with current experience.

        New business achieved profit in Asia of £123 million was 3 per cent higher than 2002 at constant exchange rates. However at reported exchange rates NBAP was down 9 per cent. Average new business margin reduced from 60 per cent for the full year 2002 to 51 per cent for the half year 2003. This reflects a revision to economic assumptions, which had a 5 per cent adverse impact on the average margin, combined with changes to the product and country mix in Asia, which each adversely impacted the average margin by 2 per cent.

        During the first half of 2003 Prudential Corporation Asia (PCA) reviewed the economic assumptions underpinning the new business achieved profit calculations and in light of current economic conditions increased the differential between risk free rates and assumed discount rates, and revised a number of fund earned rate assumptions. As a result and as a consequence of a change in country mix in Asia, the weighted risk discount rate for PCA increased from 9.6 per cent for full year 2002 to 10.5 per cent for the half year 2003.

        Investment market conditions in the first half of 2003 have also meant that an increased number of customers have a preference for traditional products compared to unit-linked products. Consequently, PCA's proportion of NBAP from traditional products increased from 21 per cent for the full year 2002 to 29 per cent for the first half of 2003.

In-force achieved profit

        UK and European Insurance Operations in-force profit of £88 million is down 54 per cent on the first half of 2002, reflecting lower expected returns from the in-force business as a result of reduced assumptions for future investment returns and bonus rates. In addition a £50 million charge for changes to persistency assumptions for personal pensions has been made reflecting negative persistency experience on business originally sold through the now closed direct sales force channel. Prudence Bond surrenders increased in January and February and this is reflected in a negative persistency charge of £17 million. Experience has improved since and consequently no change in assumption is necessary. No significant adjustment has been made for mortality experience, as Prudential is already pricing at the Continuous Mortality Investigation bureau mid intensity cohort projection.

        The US in-force result of £41 million is up from the half year 2002 result of negative £23 million. This improvement is primarily due to a revision to the unit expense assumption which resulted in a £56 million charge being recorded in the first half of 2002. There are no operating assumption changes for the first half of 2003.

        As in previous periods, defaults and impairments on bonds are recognised in operating profit on a five-year average basis, with a charge for the first half of 2003 of £77 million, compared with a £71 million charge for the first half of 2002. Actual losses for the first half of 2003 were £57 million and compare favourably to £158 million in the first half of 2002. The 2003 losses include £20 million relating to Ahold and Healthsouth. The £77 million charge for the first half of 2003 is £38 million higher than the long term default assumption.

        The US in-force result has also benefited from a reduction of £31 million in negative spread variance to negative £21 million, offset by the fall in the unwind of discount.

        PCA's in-force profit (before development expenses) has increased from £34 million for the first half of 2002 to £39 million for the first half of 2003. The unwind of discount of £55 million is partially offset by net experience variances of £16 million. These variances principally reflect adverse cost variances in PCA's newer operations as they build scale.

Non-insurance operations

        M&G increased its profit to £38 million from £34 million for the first half of 2002. Despite the FTSE All-Share Index averaging 632 points (25 per cent) less in the first half of 2003 compared to the same period in 2002, M&G increased its profit due to the diversified nature of its revenues, a growing contribution from its market leading fixed income business, strong net sales and effective cost control. M&G has not recognised any performance-related fee in respect of its management of the Prudential Life Fund at the half-year. The fee is based on the performance of the fund over a three-year period relative to its benchmark and will not be determined until the end of the year.

        Egg's UK banking operation generated a profit of £37 million for the first half of 2003, an increase of £25 million on prior year. Egg's UK banking operation is now an established business, with over 2.9 million customers and continues to grow strongly acquiring 340,000 new customers in the first half of 2003. Egg's international businesses recorded a loss of £52 million, including £49 million of losses related to the recently launched Egg France operation. Including Egg France and Egg's other operations, the total loss for the first six months was £23 million versus a profit of £1 million in the first half of 2002. Egg's results were presented in their own report issued on 23 July.

        National Planning Holdings, Prudential's US broker-dealer, and PPM America, Prudential's US fund manager together delivered profits of £9 million, broadly in line with the first half of 2002.

        Development expenses of £12 million relate to PCA's operations and include £7 million in relation to the development of the Japanese life business.

        Other net expenditure remained constant at £86 million with interest payable on core debt of £67 million and Group corporate expenses (including PCA head office costs) of £31 million, partially offset by other income of £12 million.

Achieved profit—profit before tax

        Total achieved profit before tax and minority interests was £177 million compared with £166 million for the first half of 2002. This reflects a decline in operating profit from £543 million to £397 million due largely to lower NBAP described earlier.

        The total achieved profit for the first half of 2003 also includes an adjustment for short-term fluctuations in investment returns of positive £316 million offset by changes in economic assumptions of negative £487 million.

        Consistent with prior year the achieved profits basis results for long-term business are prepared in accordance with the ABI guidance for Achieved Profits reporting. This guidance requires the economic assumptions used for the projection of cash flows to be on an "active' basis, that is primarily based on appropriate government bond returns at each period end. The effects of changed assumptions caused by movements in bond returns are reflected in the profit reported for the half year to June 2003.

        The active basis is applied to the UK and the US operations, and those countries in Asia where there are well-developed government bond markets (Japan, Korea and US$ denominated business in Hong Kong). Assumptions in other Asian countries continue to be based on an assessment of long-term economic conditions.

        The UK and European Insurance Operations short-term investment return variance largely relates to the Life Fund and reflects the difference between an actual investment return for the first half of 2003 of positive 6.7 per cent and a long term assumed return of 3.2 per cent for the half year. This has resulted in a positive variance of £195 million. The UK and Europe total achieved profit result was also affected by revisions to the economic assumptions resulting in a £104 million charge against total achieved profit. This reflects reductions in expected future investment returns partially offset by reductions in the risk discount rate. As in previous years, UK economic assumptions including risk discount rate and the investment return are linked to the yield on the 15 year gilt index which has reduced during the first half of 2003.

        The US total achieved profit result includes a positive short-term investment return variance of £54 million, of which £35 million relates to changed expectations of future profitability on variable annuity business in force due to the actual separate account return exceeding the long term return reported within operating profit. In addition the short-term investment return variance includes £19 million in respect of the excess of the actual investment return over the investment return included in operating profit for the period. The US total achieved profit result was also affected by revisions to the economic assumptions of negative £167 million. This primarily reflects the reductions in the projected fund earned and crediting rates on in-force business which result in lower projected policyholder liabilities on which future spread will be earned, offset by a reduction in the risk discount rate.

        The PCA result includes positive short-term fluctuations in investment return of £67 million offset by the impact of economic assumption changes of £216 million during the first half of 2003. The economic assumption changes are principally a prudent increase in the differential between the risk free and assumed discount rates reflecting current market conditions and a revision to the long term investment return assumptions. Economic assumption changes also include the impact of the introduction by the regulator of a Risk Based Capital regime in Taiwan.

Achieved profit—profit after tax

        Profit after tax and minority interests was £76 million. The tax charge of £106 million compares with a tax credit of £34 million for the first half of 2002, which reflected the utilisation of capital losses available to the Group. Minority interests in the Group results were a credit of £5 million.

Modified statutory basis—operating profit

        Group operating profit before tax on the modified statutory basis (MSB) was £172 million, £128 million lower than for the first half of 2002 at constant exchange rates. At reported exchange rates, the profit was down £145 million.

        UK and European Insurance Operations operating profit for the first half of 2003 was £133 million, 38 per cent lower than 2002. This reflected a reduction of £76 million as a result of previously announced lower with-profits bonus rates.

        The US Operations operating profit of £86 million for the first half of 2003 is £48 million lower than prior year at constant exchange rates (£64 million at reported exchange rates). This is primarily due to increased average realised bond losses, higher deferred acquisition cost (DAC) amortisation, reduced fee income and development costs at Curian Capital, LLC.

        The Guaranteed Minimum Death Benefit (GMDB) provisions held by the US operations on variable annuity products were reviewed and strengthened at the end of 2002. In addition, an increase to the recurring charge was required in respect of GMDB, which is included within the result for the first half of 2003.

        The amortisation of variable annuity DAC for the first half of 2003 is in line with that expected at year end 2002. As previously disclosed at year end, this amortisation is calculated using a long-term return assumption which is implemented through the use of a mean reversion methodology. If the mean reversion was eliminated as of 30 June 2003, the variable annuity DAC carrying value would be reduced by approximately £24 million. Should these assumptions not be met in future periods, a further increase in variable annuity DAC amortisation may be required.

        PCA's operating profit, before development expenses and PCA head office costs was £36 million for the first half of 2003 compared with £16 million for the same period in 2002. PCA's more established life operations (Singapore, Hong Kong and Malaysia) saw MSB operating profits increase by 51 per cent to £40 million compared with the first half of 2002. However, these profits have been offset by losses at some of PCA's newer operations as these operations continue to build scale.

        Looking forward, Prudential anticipates higher costs in PCA during the second half of 2003 reflecting further brand, marketing and infrastructure costs combined with the impact of new business strain.

Modified statutory basis—profit before tax

        MSB profit before tax and minority interests was £195 million for the first half of 2003, compared with £471 million for the first half of 2002. This decline principally reflects lower operating profit and the impact of the profit on the sale of UK general insurance operations that was recorded in the first half of 2002 (£355 million). Short-term fluctuations in investment returns were positive £72 million compared to negative £152 million in 2002. Amortisation of goodwill was £49 million, in line with prior year.

Modified statutory basis—profit after tax

        MSB profit after tax and minority interests was £139 million, reflecting a tax charge of £61 million, and a credit in respect of minority interests of £5 million. The effective rate of tax on total profit in 2003 was 31 per cent, compared with 11 per cent for the first half of 2002. The 2002 tax charge benefited from the utilisation of capital losses available to the Group.

Earnings and dividend per share

        Earnings per share based on achieved operating profit after tax and related minority interests but before amortisation of goodwill were down 4.6 pence to 13.8 pence. Earnings per share on an MSB basis were down 5.1 pence to 6.3 pence.

        The interim dividend per share of 5.3 pence represents an approximate reduction of 40 per cent, and will be paid on 31 October 2003.

Cash flow

        The table below shows the Group holding company cash flow. Prudential believes that this format gives a clearer presentation of the use of the Group's resources than the FRS 1 statement required in the financial statements.

	H1 2003	H1 2002
	£m	£m
UK life fund transfer	286	324
Cash remitted by business units	66	139

Total cash remitted to Group	352	463
Interest	(76)	(71)
Dividends paid	(341)	(332)

Cash remittances after interest and dividends	(65)	60
Tax received / (paid)	40	(6)
Equity (scrip dividends and share options)	21	19
Corporate activities	44	(12)
Proceeds from sale of UK general insurance operations	0	386

Cash flow before investment in businesses	40	447
Capital invested in business units
Asia	(82)	(59)
Other business units	(9)	(34)

PLC cashflow post dividends paid	(51)	354

Increase / (decrease) in debt (pre foreign exchange)	51	(354)

*
in respect of prior year bonus declarations

        The Group received £352 million in cash remittances from business units in the first half of 2003 (2002: £463 million) comprising the shareholders' statutory life fund transfer relating to earlier bonus declarations, together with dividends and interest from subsidiaries. After dividends and interest paid, there was a net outflow of £65 million (2002: £60 million net inflow). The Group also received £44 million from corporate activities, and together with the proceeds of equity issuance and group relief, this gave rise to a total net surplus of £40 million (2002: £447 million including £386 million cash proceeds arising from the sale of the UK general insurance operations). During the first half of 2003 the Group invested £91 million (2002: £93 million), primarily in its Asian operations. In aggregate this gave rise to a financing requirement of £51 million (2002: £354 million excess) which was satisfied through an increase in net core debt.

Shareholders' borrowings and financial flexibility

        Net core structural borrowings at 30 June 2003 were £2.3 billion, £0.1 billion up on the 2002 year-end position. This reflects the net cash outflow of £51 million referred to earlier.

        Prudential continues to manage its balance sheet efficiently with regard to both ratings and capital efficiency and manages its interest cover and gearing ratios to AA rating levels.

        In the first half of 2003 Prudential issued a US$1 billion Perpetual Subordinated Bond in Asia to optimise its balance sheet structure and financial flexibility. The Asian retail market has recently experienced strong demand for this type of security and Prudential achieved the lowest pricing yet for this type of transaction as a result of the demand among Asian investors for its paper. The coupon on the bond was 6.5 per cent which has now been swapped into floating rate payments at 3 month $US LIBOR + 80 basis points. This gives a current after tax rate of 1.3 per cent (1.83 per cent pre tax). The proceeds of the issue have been used to refinance existing senior debt, primarily commercial paper.

        Prudential maintains the capacity to borrow up to £500 million of senior debt or commercial paper as needed. In addition, the Group has access to £1.3 billion committed bank facilities provided by 13 major international banks and a £500 million committed securities lending liquidity facility. These facilities have not been drawn on this year.

        Prudential enjoys strong debt ratings from both Moody's and Standard & Poor's. It has a long-term debt rating of A2 and AA- respectively, while short-term ratings are P-1 and A-1+.

Funds under management

        Insurance and investment funds under management across the Group at 30 June 2003 totalled £162 billion, compared with £155 billion at the end of 2002. The total includes £136 billion of Group internal funds under management and £26 billion of external funds under management.

Shareholders' funds

        On the achieved profits basis, which recognises shareholders' interest in long-term businesses, shareholders' funds at 30 June 2003 were £7,101 million, a decrease of one per cent since 31 December 2002. The decrease principally reflects adverse economic assumption changes and exchange rate movements, offset by operating profits net of tax and dividends, and positive short-term fluctuations in investment returns.

        Statutory basis shareholders' funds, which are not affected by fluctuations in the value of investments in the Prudential Assurance Company (PAC) long-term fund, were largely unchanged from the year end at £3,667 million.

Financial strength of insurance operations

        A common measure in the UK of the financial strength of long-term insurance business is the free asset ratio. The free asset ratio is the ratio of assets less liabilities to liabilities, and is expressed as a percentage of liabilities. The free asset ratio of the PAC long-term fund was estimated as 8.9 per cent at the end of June 2003 compared with 8.4 per cent at the end of 2002, and has been calculated on the statutory basis.

        The valuation has been prepared on a conservative basis in accordance with the Financial Services Authority (FSA) valuation rules, and without use of implicit items. No credit has been taken for the present value of future profits. The PAC long-term fund has not entered into any financial reinsurance contracts, with the exception of certain treaties with a value of approximately £69 million which were transferred from the Scottish Amicable Life linked fund following a reorganisation at the end of 2002.

        As a result of the FSA's initiative to bring forward the implementation of realistic solvency, Prudential, along with a number of other insurers, received waivers in respect of certain solvency rules from the FSA allowing it to move towards the new basis. Prudential has applied to the FSA to extend these waivers. This is entirely in the normal course of business and Prudential expects the FSA to respond in due course. Prudential has managed its long-term fund on a realistic basis for a number of years and, as a result, does not expect any change to the investment strategy of the fund.

        All the long-term funds in the Group remain well capitalised, with the PAC long term fund being rated AA+ by Standard & Poor's and Aa1 by Moody's.

        Given current market conditions, Prudential does not anticipate any reattribution of the surplus assets within the PAC long-term fund in the near future. However, at the end of 2002 the value of these assets was around £5 billion and Prudential estimates that this balance had increased slightly at 30 June 2003.

PRUDENTIAL PLC 2003 UNAUDITED INTERIM RESULTS

	Half Year ended 30 June
Results Summary			Full Year 2002
	2003	2002
	£m	£m	£m
Achieved Profits Basis Results
UK and Europe Insurance Operations	174	337	524
M&G	38	34	71
Egg	(23)	1	(20)

UK and Europe Operations	189	372	575
US Operations	144	104	265
Prudential Asia	162	169	516
Other Income and Expenditure (including development expenses)	(98)	(102)	(223)

Operating profit from continuing operations before amortisation of goodwill and exceptional items	397	543	1,133
Amortisation of goodwill	(49)	(49)	(98)
Short-term fluctuations in investment returns	316	(661)	(1,406)
Effect of changes in economic assumptions	(487)	(22)	(467)
Profit on sale of UK general business operations	—	355	355

Profit (loss) on ordinary activities before tax	177	166	(483)

Operating earnings per share	13.8p	18.4p	42.8p
Shareholders' funds	£7.1bn	£8.05bn	£7.2bn

Statutory Basis Results
Operating profit before amortisation of goodwill and exceptional items	172	317	432
Profit on ordinary activities before tax	195	471	484
Operating earnings per share	6.3p	11.4p	15.8p
Shareholders' funds	£3.7bn	£4.1bn	£3.7bn

Dividend Per Share	5.3p	8.9p	26.0p
Insurance and Investment Funds under Management	£162bn	£159bn	£155bn
Banking Deposit Balances under Management	£8.0bn	£8.3bn	£8.7bn

        Operating profit includes investment returns at the expected long-term rate of return but excludes amortisation of goodwill and exceptional items. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities includes these items together with actual investment returns. This basis of presentation has been adopted consistently throughout the Interim Report.

ACHIEVED PROFITS BASIS RESULTS

	Half Year ended 30 June
Summarised Consolidated Profit and Loss Account					Full Year 2002
	2003		2002
	£m		£m		£m
UK and Europe Insurance Operations	174		337		524
M&G	38		34		71
Egg	(23)		1		(20)

UK and Europe Operations	189		372		575
US Operations	144		104		265
Prudential Asia	162		169		516
Other Income and Expenditure (including development expenses)	(98)		(102)		(223)

Operating profit from continuing operations before amortisation of goodwill and exceptional items	397		543		1,133
Amortisation of goodwill	(49)		(49)		(98)
Short-term fluctuations in investment returns	316		(661)		(1,406)
Effect of changes in economic assumptions	(487)		(22)		(467)
Profit on sale of UK general business operations	—		355		355

Profit (loss) on ordinary activities before tax (including actual investment returns)	177		166		(483)
Tax	(106)		34		329

Profit (loss) for the period before minority interests	71		200		(154)
Minority interests	5		1		9

Profit (loss) for the period after minority interests	76		201		(145)
Dividends	(106)		(178)		(519)

Retained (loss) profit for the period	(30)		23		(664)

Basic Earnings Per Share
Based on operating profit after tax and related minority interests before amortisation of goodwill and exceptional items of £275m (£365m and £851m)	13.8	p	18.4	p	42.8	p
Adjustment for amortisation of goodwill	(2.5	)p	(2.5	)p	(4.9	)p
Adjustment from post-tax long-term investment returns to post-tax actual investment returns (after related minority interests)	11.7	p	(22.2	)p	(48.0	)p
Adjustment for post-tax effect of changes in economic assumptions	(19.2	)p	(0.9	)p	(14.4	)p
Adjustment for post-tax profit on sale of UK general business operations	—		17.3	p	17.2	p

Based on profit (loss) for the period after minority interests of £76m (£201m and £(145)m)	3.8	p	10.1	p	(7.3	)p

Average number of shares	1,995	m	1,986	m	1,988	m

Dividend Per Share	5.3	p	8.9	p	26.0	p

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

Insurance Products and Investment Products

	Insurance Products Half Year ended 30 June		Investment Products Half Year ended 30 June		Total Half Year ended 30 June
	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m
UK and Europe Operations	2,301	3,041	2,016	2,441	4,317	5,482
US Operations	2,448	2,869	—	—	2,448	2,869
Prudential Asia	391	407	8,363	6,669	8,754	7,076

Group Total	5,140	6,317	10,379	9,110	15,519	15,427

Insurance Products—New Business Premiums

	Single			Regular			Annual Premium Equivalents
	Half Year 2003	Half Year 2002	Full Year 2002	Half Year 2003	Half Year 2002	Full Year 2002	Half Year 2003	Half Year 2002	Full Year 2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK and Europe Insurance Operations
Direct distribution
Individual pensions	6	10	15	5	7	11	5	8	12
Corporate pensions	248	294	660	70	54	114	95	83	180
Life	7	37	59	2	2	4	3	6	10
Individual annuities	472	391	895	—	—	—	47	39	90
Department of Work and Pensions rebate business	280	195	215	—	—	—	28	19	22

Total	1,013	927	1,844	77	63	129	178	155	314

Intermediated distribution
Individual pensions	33	57	85	13	18	34	16	24	42
Corporate pensions	23	52	77	3	9	14	5	14	22
Life	441	1,350	2,190	17	8	18	61	143	237
Individual annuities	390	312	860	—	—	—	39	31	86
Bulk annuities	157	163	710	—	—	—	16	16	71
Department of Work and Pensions rebate business	60	45	90	—	—	—	6	5	9

Total	1,104	1,979	4,012	33	35	66	143	233	467

Partnerships
Life	41	—	—	—	—	—	4	—	—
Individual annuities	4	—	—	—	—	—	1	—	—

Total	45	—	—	—	—	—	5	—	—

Europe
Insurance products	29	27	42	—	10	25	3	13	30

Total UK and Europe Insurance Operations	2,191	2,933	5,898	110	108	220	329	401	811

US Operations
Fixed annuities	953	1,053	2,708	—	—	—	95	105	271
Equity linked indexed annuities	112	129	254	—	—	—	11	13	25
Variable annuities	910	484	1,363	—	—	—	91	49	136
Guaranteed Investment Contracts	186	282	292	—	—	—	19	28	29
GIC—Medium Term Notes	279	909	1,118	—	—	—	28	91	112
Life	—	—	—	8	12	22	8	12	22

Total	2,440	2,857	5,735	8	12	22	252	298	595

Prudential Asia	164	211	479	227	196	465	243	217	513

Group Total	4,795	6,001	12,112	345	316	707	824	916	1,919

        Annual premium equivalents are calculated as the aggregate of regular new business premiums and one tenth of single new business premiums. Single new business premiums include increments under existing group pension schemes and pensions vested into annuity contracts (at the annuity purchase price). Regular new business premiums are determined on an annualised basis.

Investment Products—Funds Under Management (FUM)

	FUM 1 Jan 2003	Gross Inflows	Redemptions	Markets and Other Movements	FUM 30 June 2003
	£m	£m	£m	£m	£m
UK and Europe Operations	20,284	2,016	(1,182)	1,212	22,330
Prudential Asia	5,232	8,363	(7,734)	26	5,887

Group Total	25,516	10,379	(8,916)	1,238	28,217

ACHIEVED PROFITS BASIS RESULTS

Operating Profit before Amortisation of Goodwill and Exceptional Items

	Half Year ended 30 June
Results Analysis by Business Area			Full Year 2002
	2003	2002
	£m	£m	£m
UK and Europe Operations
Insurance Operations:
New business	86	145	233
Business in force	88	192	307
UK re-engineering costs	—	—	(16)

Long-term business	174	337	524
Development expenses	—	(5)	(8)
M&G	38	34	71
Egg	(23)	1	(20)

Total	189	367	567

US Operations
New business	94	117	234
Business in force	41	(23)	17

Long-term business	135	94	251
Broker dealer and fund management	9	10	14

Total	144	104	265

Prudential Asia
New business	123	135	307
Business in force	39	34	209

Long-term business	162	169	516
Development expenses	(12)	(11)	(26)

Total	150	158	490

Other Income and Expenditure
Investment return and other income	12	12	3
Interest payable on core structural borrowings of shareholder financed operations	(67)	(67)	(130)
Corporate expenditure:
Group Head Office	(19)	(17)	(36)
Asia Regional Head Office	(12)	(14)	(26)

Total	(86)	(86)	(189)

Operating profit from continuing operations before amortisation of goodwill and exceptional items	397	543	1,133

Analysed as profits (losses) from:
New business	303	397	774
Business in force	168	203	533

Long-term business	471	600	1,307
Prudential Asia and Prudential Europe development expenses	(12)	(16)	(34)
Other operating results	(62)	(41)	(124)
UK re-engineering costs	—	—	(16)

Total	397	543	1,133

ACHIEVED PROFITS BASIS RESULTS

	Half Year ended 30 June
Summarised Consolidated Balance Sheet			Full Year 2002
	2003	2002
	£m	£m	£m
Total assets less liabilities, excluding insurance funds	131,830	131,158	126,325
Less insurance funds:
Technical provision (net of reinsurers' share)	118,294	117,747	114,994
Fund for future appropriations	9,869	9,303	7,663
Less shareholders' accrued interest in the long-term business	(3,434)	(3,945)	(3,528)

	124,729	123,105	119,129

Achieved profits basis net assets	7,101	8,053	7,196

Share capital	100	100	100
Share premium	550	541	550
Statutory basis retained profit	3,017	3,467	3,018
Additional achieved profits basis retained profit	3,434	3,945	3,528

Achieved profits basis capital and reserves	7,101	8,053	7,196

Movement in Shareholders' Capital and Reserves
Profit (loss) for the period after minority interests	76	201	(145)
Exchange movements	(86)	(139)	(330)
New share capital subscribed	21	19	40
Dividends	(106)	(178)	(519)

Net decrease in shareholders' capital and reserves	(95)	(97)	(954)
Shareholders' capital and reserves at beginning of period	7,196	8,150	8,150

Shareholders' capital and reserves at end of period	7,101	8,053	7,196

Comprising
UK and Europe Operations:
Long-term business	3,107	3,538	3,026
M&G	347	354	382
Egg	353	382	369

	3,807	4,274	3,777
US Operations	2,705	2,637	2,732
Prudential Asia	1,342	1,153	1,407
Other operations (including central goodwill and borrowings)	(753)	(11)	(720)

	7,101	8,053	7,196

ACHIEVED PROFITS BASIS RESULTS

Basis of Preparation of Results

        The achieved profits basis results have been prepared in accordance with the guidance issued by the Association of British Insurers in December 2001 "Supplementary Reporting for long-term insurance business (the achieved profits method)".

        Under this guidance, the basis for setting long-term expected rates of return on investments and risk discount rates are, for countries with developed long-term fixed income securities markets, set by reference to period end rates of return on fixed income securities. This "active" basis of assumption setting has been applied in preparing the results of the Group's UK, European and US operations. For the Group's Asian operations, the active basis is appropriate for business written in Japan and Korea and for US dollar denominated business written in Hong Kong.

        For countries where long-term fixed income securities markets are underdeveloped, investment return assumptions and risk discount rates are based on an assessment of long-term economic conditions. Except for the countries listed above, this basis is appropriate to the Group's Asian operations.

        The key economic assumptions are set out below:

	Half Year 2003	Half Year 2002	Full Year 2002
UK and Europe Insurance Operations
Pre-tax expected long-term nominal rate of investment return:
UK equities	6.9%	7.5%	7.0%
Overseas equities	6.2% to 7.5%	7.5% to 7.8%	7.0% to 7.8%
Property	6.2%	7.5%	6.75%
Gilts	4.4%	5.0%	4.5%
Corporate bonds	5.4%	6.0%	5.5%
PAC with-profits fund assets (applying the rates listed above to the investments held by the fund)	6.4%	7.1%	6.6%
Expected long-term rate of inflation	2.9%	2.6%	2.5%
Post-tax expected long-term nominal rate of return:
Pension business (where no tax applies)	6.4%	7.1%	6.6%
Life business	5.6%	6.3%	5.7%
Risk margin included within the risk discount rate	2.6%	2.6%	2.6%
Risk discount rate	7.0%	7.7%	7.1%
US Operations (Jackson National Life)
Expected long-term spread between earned rate and rate credited to policyholders	1.75%	1.75%	1.75%
US 10 year treasury bond rate	3.5%	4.9%	3.9%
Risk margin included within the risk discount rate	3.1%	2.6%	3.1%
Risk discount rate	6.6%	7.5%	7.0%
Prudential Asia
Weighted pre-tax expected long-term nominal rate of investment return	7.2%	7.2%	7.1%
Weighted expected long-term rate of inflation	3.3%	3.0%	3.0%
Weighted risk discount rate	10.5%	9.9%	9.6%

        The Prudential Asia weighted economic assumptions have been determined by weighting each country's assumptions by reference to the Achieved Profits basis operating results for new business written in the relevant period.

ACHIEVED PROFITS BASIS RESULTS

Notes on the Unaudited Achieved Profits Basis Results

(1)
The achieved profits basis results for the 2003 and 2002 Half Years are unaudited. The results for the 2002 Full Year have been derived from the achieved profits basis supplement to the Company's statutory accounts for that year. The supplement included an unqualified audit report from the auditors.

(2)
Under the achieved profits basis, the operating profit from new business represents the profitability of new long-term insurance business written in the period and the operating profit from business in force represents the profitability of business in force at the start of the period with, for Asia, the statutory basis results of non-insurance operations. These results are combined with the statutory basis results of the Group's other operations including banking, mutual funds and other non-insurance investment management business. The effects of short-term fluctuations in investment returns and the impact of changes in economic assumptions on shareholders' funds at the start of the reporting period are excluded from operating profit but included in total profit. In the directors' opinion, the achieved profits basis results provide a more realistic reflection of the performance of the Group's long-term business operations than results under the statutory basis.

(3)
The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10%. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force.

STATUTORY BASIS RESULTS

	Half Year ended 30 June
Summarised Consolidated Profit and Loss Account					Full Year 2002
	2003		2002
	£m		£m		£m
Continuing operations:
Long-term business gross premiums written (note 3)	7,301		8,326		16,669
Investment product contributions (note 4)	10,379		9,110		17,392

	17,680		17,436		34,061
Discontinued operations:
General business gross premiums written (note 5)	—		185		329

	17,680		17,621		34,390

Operating profit from continuing operations before amortisation of goodwill and exceptional items	172		317		432
Amortisation of goodwill	(49)		(49)		(98)
Short-term fluctuations in investment returns	72		(152)		(205)
Profit on sale of UK general business operations	—		355		355

Profit on ordinary activities before tax (including actual investment returns)	195		471		484
Tax (note 6)	(61)		(50)		(44)

Profit for the period before minority interests	134		421		440
Minority interests	5		1		9

Profit for the period after minority interests	139		422		449
Dividends (note 7)	(106)		(178)		(519)

Retained profit (loss) for the period	33		244		(70)

Basic Earnings Per Share
Based on operating profit after tax and related minority interests before amortisation of goodwill and exceptional items of £125m (£227m and £314m)	6.3	p	11.4	p	15.8	p
Adjustment for amortisation of goodwill	(2.5	)p	(2.5	)p	(4.9	)p
Adjustment from post-tax long-term investment returns to post-tax actual investment returns (after related minority interests)	3.2	p	(5.0	)p	(5.5	)p
Adjustment for post-tax profit on sale of UK general business operations	—		17.3	p	17.2	p

Based on profit for the period after minority interests of £139m (£422m and £449m)	7.0	p	21.2	p	22.6	p

Average number of shares	1,995	m	1,986	m	1,988	m

Dividend Per Share	5.3	p	8.9	p	26.0	p

Operating Profit before Amortisation of Goodwill and Exceptional Items

	Half Year ended 30 June
Results Analysis by Business Area			Full Year 2002
	2003	2002
	£m	£m	£m
UK and Europe Operations
UK and Europe Insurance Operations	133	213	355
M&G	38	34	71
Egg	(23)	1	(20)

Total	148	248	406

US Operations
Jackson National Life	77	140	139
Broker dealer and fund management	9	10	14

Total	86	150	153

Prudential Asia
Long-term business and investment products	36	16	88
Development expenses	(12)	(11)	(26)

Total	24	5	62

Other Income and Expenditure
Investment return and other income	12	12	3
Interest payable on core structural borrowings of shareholder financed operations	(67)	(67)	(130)
Corporate expenditure:
Group Head Office	(19)	(17)	(36)
Asia Regional Head Office	(12)	(14)	(26)

Total	(86)	(86)	(189)

Operating profit from continuing operations before amortisation of goodwill and exceptional items	172	317	432

STATUTORY BASIS RESULTS

	Half Year ended 30 June
Summarised Consolidated Balance Sheet			Full Year 2002
	2003	2002
	£m	£m	£m
Goodwill	1,555	1,637	1,604
Investments in respect of non-linked business:
Equities	31,145	36,722	30,007
Fixed income securities	66,689	61,220	63,200
Properties	10,788	10,376	10,766
Deposits with credit institutions	4,109	4,510	5,840
Other investments (principally mortgages and loans)	5,887	5,573	5,325

	118,618	118,401	115,138
Assets held to cover linked liabilities	17,498	16,918	15,763
Banking business assets	12,104	10,569	11,502
Deferred acquisition costs	3,214	3,222	3,218
Minority interests	(103)	(117)	(108)
Fund for future appropriations	(9,869)	(9,303)	(7,663)
Insurance technical provisions (net of reinsurers' share):
UK and Europe Operations	(87,466)	(88,038)	(85,379)
US Operations	(24,859)	(24,278)	(24,074)
Prudential Asia	(5,969)	(5,431)	(5,541)

	(118,294)	(117,747)	(114,994)
Deferred tax	(680)	(1,564)	(696)
Debenture loans (note 8)	(3,154)	(2,329)	(2,293)
Other borrowings (note 8)	(2,736)	(1,945)	(2,080)
Banking business liabilities (note 9)	(11,150)	(9,843)	(10,784)
Obligations of Jackson National Life under funding and stocklending arrangements	(4,274)	(5,211)	(5,098)
Dividend payable	(106)	(178)	(341)
Other net assets	1,044	1,598	500

Total net assets	3,667	4,108	3,668

Shareholders' Capital and Reserves
Share capital	100	100	100
Share premium	550	541	550
Statutory basis retained profit	3,017	3,467	3,018

Shareholders' capital and reserves	3,667	4,108	3,668

Movement in Shareholders' Capital and Reserves
Profit for the period after minority interests	139	422	449
Exchange movements	(55)	(105)	(252)
New share capital subscribed	21	19	40
Dividends	(106)	(178)	(519)

Net (decrease) increase in shareholders' capital and reserves	(1)	158	(282)
Shareholders' capital and reserves at beginning of period	3,668	3,950	3,950

Shareholders' capital and reserves at end of period	3,667	4,108	3,668

STATUTORY BASIS RESULTS

FRS1 Consolidated Cash Flow Statement

	Half Year ended 30 June
			Full Year 2002
	2003	2002
	£m	£m	£m
Operations
Net cash inflow from operating activities#	55	61	31

Servicing of finance
Interest paid	(88)	(90)	(180)

Tax
Tax received	81	45	299

Acquisitions and disposals
Net cash inflow from:
Acquisition of subsidiary undertakings	—	—	(12)
Disposal of UK general business operations	—	353	353

Net cash inflow from acquisitions and disposals	—	353	341

Equity dividends
Equity dividends paid	(341)	(332)	(509)

Net cash (outflow) inflow before financing	(293)	37	(18)

Financing
Issue of borrowings	811	75	86
Reduction in credit facility utilised by investment subsidiaries managed by PPM America*	(141)	(39)	(165)
Issues of ordinary share capital	21	19	40

Net cash inflow (outflow) from financing	691	55	(39)

Net cash inflow (outflow) for the period	398	92	(57)

The net cash inflow (outflow) was invested (financed) as follows:
Net purchases (sales) of portfolio investments	9	(91)	(83)
Increase in cash and short-term deposits, net of overdrafts	389	183	26

	398	92	(57)

In accordance with FRS 1, this statement excludes the cash flows of long-term business funds.

*
The holders of the credit facility utilised by these investment subsidiaries do not have recourse beyond the assets of these subsidiaries.

#
The reconciliation from statutory basis operating profit to net cash inflow from operating activities is set out below:
	Half Year ended 30 June
			Full Year 2002
	2003	2002
	£m	£m	£m
Operating profit before amortisation of goodwill	172	317	432
Add back interest charged to operating profit^	91	91	190
Adjustments for non-cash items:
Tax on long-term business profits	(66)	(113)	(174)
Amounts retained in long-term business operations and Egg, timing differences and other items	(142)	(234)	(417)

Net cash inflow from operating activities (as shown above)	55	61	31

^
This adjustment comprises interest payable on core structural borrowings, commercial paper and other borrowings, non-recourse borrowings of investment subsidiaries managed by PPM America and structural borrowings of Egg. Interest payable on long-term business with-profits fund borrowings and other trading activities has been excluded from this adjustment.

STATUTORY BASIS RESULTS

Notes on the Unaudited Statutory Basis Results

(1)
The statutory basis results for the 2003 and 2002 Half Years are unaudited. The 2003 Half Year results have been prepared using the same accounting policies as were used in the 2002 statutory accounts. The 2002 Full Year results have been derived from those accounts. The auditors have reported on the 2002 statutory accounts and they have been delivered to the Registrar of Companies. The auditors' report was not qualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

(2)
The long-term business profit of the UK Insurance Operations has been calculated assuming that the shareholder proportion of surplus allocated to shareholders from the with-profits business of The Prudential Assurance Company Limited remains at 10 per cent. Provision has been made for possible reductions in bonus rates arising from the fund valuation at 31 December 2003.

(3)
An analysis of long-term business gross premiums written is set out below:
	Half Year ended 30 June
			Full Year 2002
	2003	2002
	£m	£m	£m
UK and Europe Insurance Operations	3,803	4,423	8,675
Jackson National Life	2,604	3,048	6,098
Prudential Asia	894	855	1,896

Group Total	7,301	8,326	16,669

(4)
Investment product contributions for the 2003 Half Year include contributions relating to M&G's institutional business. The figures for 2002 have been restated accordingly.

(5)
Following the sale of the UK general business operations, all gross premiums written in 2002 were reinsured.

(6)
The tax charge of £61m for the 2003 Half Year (2002 Half Year: £50m) comprises £28m (£38m) UK tax and £33m (£12m) overseas tax.

(7)
The interim dividend of 5.3p per share will be paid on 31 October 2003 to shareholders on the register at the close of business on 22 August 2003. A scrip dividend alternative will be offered to shareholders.

(8)
An analysis of borrowings is set out below:
	Half Year ended 30 June
			Full Year 2002
	2003	2002
	£m	£m	£m
Net core structural borrowings of shareholder financed operations	2,262	1,767	2,226
Add back holding company net cash and short-term investments	364	288	226

Core structural borrowings of shareholder financed operations	2,626	2,055	2,452
Commercial paper and other borrowings to support a short-term fixed income securities reinvestment programme	1,184	1,428	1,241
Non-recourse borrowings of investment subsidiaries managed by PPM America	224	474	365
Egg debenture loans	451	202	202
UK Insurance Operations long-term business with-profits fund debenture loan	100	100	100
Obligations of Jackson National Life under sale and repurchase agreements	1,290	—	—
Other borrowings of shareholder financed operations	15	15	13

	5,890	4,274	4,373

This total is recorded in the statutory basis summarised consolidated balance sheet as:
Debenture loans	3,154	2,329	2,293
Other borrowings	2,736	1,945	2,080

	5,890	4,274	4,373

(9)
An analysis of banking business liabilities is set out below:
	Half Year ended 30 June
			Full Year 2002
	2003	2002
	£m	£m	£m
Egg	10,241	8,970	9,882
US Operations	909	873	902

	11,150	9,843	10,784

Comprising
Banking deposit balances	7,967	8,335	8,666
Debt securities issued and other liabilities	3,183	1,508	2,118

	11,150	9,843	10,784

Schedule 1

PRUDENTIAL PLC—NEW BUSINESS—HALF YEAR 2003

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	UK & Europe			US			Asia			Total
	HY 2003	HY 2002	+/- (%)	HY 2003	HY 2002	+/- (%)	HY 2003	HY 2002	+/- (%)	HY 2003	HY 2002	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Total Insurance Products	2,301	3,041	(24%)	2,448	2,869	(15%)	391	407	(4%)	5,140	6,317	(19%)
Total Investment Products—Gross Inflows(1)	2,016	2,441	(17%)	—	—	—	8,363	6,669	25%	10,379	9,110	14%

Group Total	4,317	5,482	(21%)	2,448	2,869	(15%)	8,754	7,076	24%	15,519	15,427	1%

INSURANCE OPERATIONS

	Single			Regular			Total			Annual Equivalents(2)
	HY 2003	HY 2002	+/- (%)	HY 2003	HY 2002	+/- (%)	HY 2003	HY 2002	+/- (%)	HY 2003	HY 2002	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations:(11)
Direct Distribution:
Individual Pensions	6	10	(40%)	5	7	(29%)	11	17	(35%)	6	8	(25%)
Corporate Pensions	248	294	(16%)	70	54	30%	318	348	(9%)	95	83	14%
Life	7	37	(81%)	2	2	0%	9	39	(77%)	3	6	(50%)
Individual Annuities	472	391	21%	—	—	—	472	391	21%	47	39	21%

Sub-Total	733	732	0%	77	63	22%	810	795	2%	150	136	10%
DWP Rebates	280	195	44%	—	—	—	280	195	44%	28	20	40%

Total	1,013	927	9%	77	63	22%	1,090	990	10%	178	156	14%

Intermediated Distribution:
Individual Pensions	33	57	(42%)	13	18	(28%)	46	75	(39%)	16	24	(33%)
Corporate Pensions	23	52	(56%)	3	9	(67%)	26	61	(57%)	5	14	(64%)
Life	441	1,350	(67%)	17	8	113%	458	1,358	(66%)	61	143	(57%)
Individual Annuities	390	312	25%	—	—	—	390	312	25%	39	31	26%
Bulk Annuities	157	163	(4%)	—	—	—	157	163	(4%)	16	16	0%

Sub-Total	1,044	1,934	(46%)	33	35	(6%)	1,077	1,969	(45%)	137	228	(40%)
DWP Rebates	60	45	33%	—	—	—	60	45	33%	6	5	20%

Total	1,104	1,979	(44%)	33	35	(6%)	1,137	2,014	(44%)	143	233	(39%)

Partnerships:
Life	41	—	—	—	—	—	41	—	—	4	—	—
Individual Annuities	4	—	—	—	—	—	4	—	—	1	—	—

Total	45	—	—	—	—	—	45	—	—	5	—	—

Total:
Individual Pensions	39	67	(42%)	18	25	(28%)	57	92	(38%)	22	32	(31%)
Corporate Pensions	271	346	(22%)	73	63	16%	344	409	(16%)	100	98	2%
Life	489	1,387	(65%)	19	10	90%	508	1,397	(64%)	68	149	(54%)
Individual Annuities	866	703	23%	—	—	—	866	703	23%	87	70	24%
Bulk Annuities	157	163	(4%)	—	—	—	157	163	(4%)	16	16	0%

Sub-Total	1,822	2,666	(32%)	110	98	12%	1,932	2,764	(30%)	292	365	(20%)
DWP Rebates	340	240	42%	—	—	—	340	240	42%	34	24	42%

Total UK Insurance Operations	2,162	2,906	(26%)	110	98	12%	2,272	3,004	(24%)	326	389	(16%)

European Insurance Operations:(4)
Insurance Products	29	27	7%	—	10	—	29	37	(22%)	3	13	(77%)

Total European Insurance Operations	29	27	7%	—	10	—	29	37	(22%)	3	13	(77%)

Total UK & European Insurance Operations	2,191	2,933	(25%)	110	108	2%	2,301	3,041	(24%)	329	401	(18%)

US Insurance Operations:(4)
Fixed Annuities	953	1,053	(9%)	—	—	—	953	1,053	(9%)	95	105	(10%)
Equity Linked Indexed Annuities	112	129	(13%)	—	—	—	112	129	(13%)	11	13	(15%)
Variable Annuities	910	484	88%	—	—	—	910	484	88%	91	49	86%
Life	—	—	—	8	12	(33%)	8	12	(33%)	8	12	(33%)

Sub-Total Retail	1,975	1,666	19%	8	12	(33%)	1,983	1,678	18%	206	179	15%
Guaranteed Investment Contracts	186	282	(34%)	—	—	—	186	282	(34%)	19	28	(32%)
GIC—Medium Term Note	279	909	(69%)	—	—	—	279	909	(69%)	28	91	(69%)

Total US Insurance Operations	2,440	2,857	(15%)	8	12	(33%)	2,448	2,869	(15%)	252	298	(15%)

Asian Insurance Operations:(4)
Singapore	51	138	(63%)	26	21	24%	77	159	(52%)	31	35	(11%)
Hong Kong	76	44	73%	34	43	(21%)	110	87	26%	42	47	(11%)
Malaysia	6	7	(14%)	24	24	0%	30	31	(3%)	25	25	0%
Taiwan	9	9	0%	64	50	28%	73	59	24%	65	51	27%
Japan	5	5	0%	20	18	11%	25	23	9%	20	19	5%
Other(3)	17	8	113%	59	40	48%	76	48	58%	61	40	53%

Total Asian Insurance Operations	164	211	(22%)	227	196	16%	391	407	(4%)	243	217	12%

Group Total	4,795	6,001	(20%)	345	316	9%	5,140	6,317	(19%)	824	916	(10%)

Notes to Schedules:

(1)
Represents cash received from sale of investment products.

(2)
Annual Equivalents (AE), calculated as regular new business contributions + 10% single new business contributions, are subject to roundings.

(3)
In Asia, "Other' insurance operations include Thailand, Indonesia, The Philippines, Vietnam, India (26% interest), China and Korea.

(4)
Sales for overseas operations have been calculated using average exchange rates. The applicable rate for Jackson National Life is 1.61 (2002 - 1.44).

(11)
Reflecting the expanded investment business new business analysis on Schedule 2, certain investment fund mandates previously classified from UK Corporate Pensions sales are now reported as M&G institutional funds under management. 2002 UK insurance sales now reflect this change in presentation.

Schedule 2

PRUDENTIAL PLC—NEW BUSINESS—HALF YEAR 2003

INVESTMENT OPERATIONS

	Opening FUM	Gross inflows	Redemptions	Net inflows	Other movements	Market & currency movements	Net movement in FUM	Closing FUM
2003
M&G(11)
M&G branded retail investment products	7,587	534	(401)	133	—	394	527	8,114
Prudential branded UK retail investment products(6)	1,137	76	(79)	(3)	—	61	59	1,196
M&G institutional(9)	11,560	1,406	(702)	704	—	757	1,461	13,021

Total M&G	20,284	2,016	(1,182)	834	—	1,212	2,047	22,331

Asia
India	1,372	3,333	(3,084)	249	(16)	65	298	1,670
Taiwan	2,425	3,609	(3,520)	89	—	(24)	65	2,490
Korea	993	1,043	(1,083)	(40)	(13)	(6)	(59)	934
Other Mutual Fund Operations	306	339	(36)	303	—	18	321	627

Total Asian Mutual Fund Operations	5,096	8,324	(7,723)	601	(29)	53	625	5,721

Hong Kong MPF Products(5)	136	39	(11)	27	—	2	29	165

Total Asian Investment Operations	5,232	8,363	(7,734)	628	(29)	55	654	5,886

Total Investment Products	25,516	10,379	(8,916)	1,462	(29)	1,267	2,701	28,217

	Opening FUM	Gross inflows	Redemptions	Net inflows	Other movements	Market & currency movements	Net movement in FUM	Closing FUM
2002
M&G
M&G branded retail investment products(8)	8,890	609	(375)	234	(108)	(767)	(641)	8,249
Prudential branded UK retail investment products(6)	1,546	71	(144)	(73)	—	(349)	(422)	1,124
M&G institutional(9)	9,873	1,761	(438)	1,322	—	117	1,439	11,312

Total M&G	20,309	2,441	(957)	1,483	(108)	(999)	376	20,685

Asia
India	1,072	1,611	(1,634)	(23)	(19)	(5)	(47)	1,025
Taiwan	2,076	4,888	(4,338)	550	—	(55)	495	2,571
Korea	—	—	—	—	—	—	—	—
Other Mutual Fund Operations	57	130	(2)	128	—	(1)	127	185

Total Asian Mutual Fund Operations	3,206	6,629	(5,974)	655	(19)	(61)	575	3,781

Hong Kong MPF Products(5)	90	40	(6)	34	—	(7)	27	117

Total Asian Investment Operations	3,296	6,669	(5,980)	689	(19)	(68)	602	3,898

Total Investment Products	23,605	9,110	(6,937)	2,172	(127)	(1,067)	978	24,583

	Opening FUM	Gross inflows	Redemptions	Net inflows	Other movements	Market & currency movements	Net movement in FUM	Closing FUM
2003 movement relative to 2002
M&G
M&G branded retail investment products	(15%)	(12%)	(7%)	(43%)	—	151%	182%	(2%)
Prudential branded UK retail investment products(6)	(26%)	7%	45%	96%	—	117%	114%	6%
M&G institutional(9)	17%	(20%)	(60%)	(47%)	—	547%	2%	15%

Total M&G	(0%)	(17%)	(24%)	(44%)	—	221%	444%	8%

Asia
India	28%	107%	(89%)	1183%	16%	1400%	734%	63%
Taiwan	17%	(26%)	19%	(84%)	—	56%	(87%)	(3%)
Korea	—	—	—	—	—	—	—	—
Other Mutual Fund Operations	437%	161%	(1700%)	137%	—	1900%	153%	239%

Total Asian Mutual Fund Operations	59%	26%	(29%)	(8%)	(53%)	187%	9%	51%

Hong Kong MPF Products(5)	51%	(3%)	(83%)	(21%)	—	—	7%	41%

Total Asian Investment Operations	59%	25%	(29%)	(9%)	(53%)	181%	9%	51%

Total Investment Products	8%	14%	(29%)	(33%)	77%	219%	176%	15%

US BANKING PRODUCTS

	HY 2003	HY 2002	+/- (%)
	£m	£m
US Banking Products(7)
Total Deposit Liabilities	650	668	(3%)
Retail Assets	705	685	3%

Notes to Schedules:

(5)
Mandatory Provident Fund product sales in Hong Kong are included at Prudential's 36% interest of the Hong Kong MPF operation.

(6)
Scottish Amicable and Prudential branded Investment Products.

(7)
Balance sheet figures have been calculated at closing exchange rates.

(8)
Balance restated to include M&G South Africa retail investment operations.

(9)
Balance includes segregated pensions fund business, private finance flows and M&G South Africa institutional business. M&G institutional funds under management restated during the quarter to include funds managed on behalf of the Prudential Staff Pension Scheme previously categorised as internal funds.

(11)
Reflecting the expanded investment business new business analysis above, certain investment fund mandates previously classified from UK Corporate Pensions sales are now reported as M&G institutional funds under management. 2002 UK insurance sales now reflect this change in presentation.

Schedule 3

PRUDENTIAL PLC—NEW BUSINESS—QUARTER 2 2003 VERSUS QUARTER 2 2002

INSURANCE OPERATIONS

	Single			Regular			Total			Annual Equivalents(2)
	Q2 2003	Q2 2002	+/- (%)	Q2 2003	Q2 2002	+/- (%)	Q2 2003	Q2 2002	+/- (%)	Q2 2003	Q2 2002	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations:(11)
Direct Distribution:
Individual Pensions	3	5	(40%)	3	4	(25%)	6	9	(33%)	4	5	(20%)
Corporate Pensions	52	86	(40%)	46	31	48%	98	117	(16%)	51	39	31%
Life	3	20	(85%)	1	1	0%	4	21	(81%)	2	3	(33%)
Individual Annuities	201	201	0%	—	—	—	201	201	0%	20	20	0%

Sub-Total	259	312	(17%)	50	36	39%	309	348	(11%)	76	67	13%
DWP Rebates	—	—	—	—	—	—	—	—	—	—	—	—

Total	259	312	(17%)	50	36	39%	309	348	(11%)	76	68	12%

Intermediated Distribution:
Individual Pensions	16	25	(36%)	7	9	(22%)	23	34	(32%)	8	12	(33%)
Corporate Pensions	11	32	(66%)	1	2	(50%)	12	34	(65%)	2	5	(60%)
Life	207	555	(63%)	9	4	125%	216	559	(61%)	30	59	(49%)
Individual Annuities	151	187	(19%)	—	—	—	151	187	(19%)	15	19	(21%)
Bulk Annuities	86	105	(18%)	—	—	—	86	105	(18%)	9	10	(10%)

Sub-Total	471	904	(48%)	17	15	13%	488	919	(47%)	64	105	(39%)
DWP Rebates	—	—	—	—	—	—	—	—	—	—	—	—

Total	471	904	(48%)	17	15	13%	488	919	(47%)	64	105	(39%)

Partnerships:
Life	9	—	—	—	—	—	9	—	—	1	—	—
Individual Annuities	4	—	—	—	—	—	4	—	—	1	—	—

Total	13	—	—	—	—	—	13	—	—	2	—	—

Total:
Individual Pensions	19	30	(37%)	10	13	(23%)	29	43	(33%)	12	16	(25%)
Corporate Pensions	63	118	(47%)	47	33	42%	110	151	(27%)	53	45	18%
Life	219	575	(62%)	10	5	100%	229	580	(61%)	32	63	(49%)
Individual Annuities	356	388	(8%)	—	—	—	356	388	(8%)	36	39	(8%)
Bulk Annuities	86	105	(18%)	—	—	—	86	105	(18%)	9	10	(10%)

Sub-Total	743	1,216	(39%)	67	51	31%	810	1,267	(36%)	141	173	(18%)
DWP Rebates	—	—	—	—	—	—	—	—	—	—	—	—

Total UK Insurance Operations	743	1,216	(39%)	67	51	31%	810	1,267	(36%)	141	173	(18%)

European Insurance Operations:(4)
Insurance Products	17	13	31%	—	5	—	17	18	(6%)	2	7	(71%)

Total European Insurance Operations	17	13	31%	—	5	—	17	18	(6%)	2	7	(71%)

Total UK & European Insurance Operations	760	1,229	(38%)	67	56	20%	827	1,285	(36%)	143	179	(20%)

US Insurance Operations:(10)
Fixed Annuities	421	625	(33%)	—	—	—	421	625	(33%)	42	62	(32%)
Equity Linked Indexed Annuities	68	72	(6%)	—	—	—	68	72	(6%)	7	7	0%
Variable Annuities	468	301	55%	—	—	—	468	301	55%	47	31	52%
Life	—	—	—	5	7	(29%)	5	7	(29%)	5	7	(29%)

Sub-total Retail	957	998	(4%)	5	7	(29%)	962	1,005	(4%)	101	107	(6%)
Guaranteed Investment Contracts	186	169	10%	—	—	—	186	169	10%	19	17	12%
GIC—Medium Term Note	279	384	(27%)	—	—	—	279	384	(27%)	28	38	(26%)

Total US Insurance Operations	1,422	1,551	(8%)	5	7	(29%)	1,427	1,558	(8%)	147	162	(9%)

Asian Insurance Operations:(4)
Singapore	22	86	(74%)	14	12	17%	36	98	(63%)	16	21	(24%)
Hong Kong	42	35	20%	20	23	(13%)	62	58	7%	25	26	(4%)
Malaysia	3	4	(25%)	11	13	(15%)	14	17	(18%)	12	14	(14%)
Taiwan	8	5	60%	17	27	(37%)	25	32	(22%)	18	28	(36%)
Japan	2	1	100%	8	9	(11%)	10	10	0%	8	10	(20%)
Other(3)	10	3	233%	31	23	35%	41	26	58%	32	22	45%

Total Asian Insurance Operations	87	134	(35%)	101	107	(6%)	188	241	(22%)	110	121	(9%)

Group Total	2,269	2,914	(22%)	173	170	2%	2,442	3,084	(21%)	400	462	(13%)

INVESTMENT OPERATIONS

	M&G(9) & UK Operations			Asia Mutual Funds			Hong Kong MPF Products(5)			Total Investment Products
	Q2 2003	Q2 2002	+/- (%)	Q2 2003	Q2 2002	+/- (%)	Q2 2003	Q2 2002	+/- (%)	Q2 2003	Q2 2002	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Opening FUM	20,677	21,040	(2%)	5,022	3,438	46%	151	111	36%	25,850	24,588	5%
Gross inflows	832	1,140	(27%)	4,552	3,481	31%	21	20	5%	5,405	4,640	16%
Less redemptions	(627)	(400)	(57%)	(3,853)	(2,946)	(31%)	(8)	(4)	(100%)	(4,488)	(3,350)	(34%)

Net flows	205	740	(72%)	699	535	31%	12	16	(25%)	916	1,290	(29%)
Other movements	(4)	—	—	(16)	—	—	—	—	—	(20)	—	—
Market and currency movements	1,452	(1,095)	233%	16	(191)	108%	2	(9)	—	1,470	(1,296)	213%

Net movement in FUM	1,653	(355)	566%	699	343	104%	14	7	100%	2,367	(6)	—

Closing FUM	22,331	20,685	8%	5,721	3,781	51%	165	117	41%	28,217	24,583	15%

Notes to Schedules:

(2)
Annual Equivalents (AE), calculated as regular new business contributions + 10% single new business contributions, are subject to roundings.

(3)
In Asia, "Other' insurance operations include Thailand, Indonesia, The Philippines, Vietnam, India (26% interest), China and Korea.

(4)
Sales for overseas operations have been calculated using average exchange rates.

(5)
Mandatory Provident Fund product sales in Hong Kong are included at Prudential's 36% interest of the Hong Kong MPF operation.

(9)
Balance includes segregated pensions fund business, private finance flows and M&G South Africa institutional business. M&G institutional funds under management restated during the quarter to include funds managed on behalf of the Prudential Staff Pension Scheme previously categorised as internal funds.

(10)
Sales for overseas operations are converted to sterling using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(11)
Reflecting the expanded investment business new business analysis on Schedule 2, certain investment fund mandates previously classified from UK Corporate Pensions sales are now reported as M&G institutional funds under management. 2002 UK insurance sales now reflect this change in presentation.

Schedule 4

PRUDENTIAL PLC—NEW BUSINESS—QUARTER 2 2003 VERSUS QUARTER 1 2003

INSURANCE OPERATIONS

	Single			Regular			Total			Annual Equivalents(2)
	Q2 2003	Q1 2003	+/- (%)	Q2 2003	Q1 2003	+/- (%)	Q2 2003	Q1 2003	+/- (%)	Q2 2003	Q1 2003	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations:(11)
Direct Distribution:
Individual Pensions	3	3	0%	3	2	50%	6	5	20%	4	2	100%
Corporate Pensions	52	196	(73%)	46	24	92%	98	220	(55%)	51	44	16%
Life	3	4	(25%)	1	1	0%	4	5	(20%)	2	1	100%
Individual Annuities	201	271	(26%)	—	—	—	201	271	(26%)	20	27	(26%)

Sub-Total	259	474	(45%)	50	27	85%	309	501	(38%)	76	74	3%
DWP Rebates	—	280	—	—	—	—	—	280	—	—	28	—

Total	259	754	(66%)	50	27	85%	309	781	(60%)	76	102	(25%)

Intermediated Distribution:
Individual Pensions	16	17	(6%)	7	6	17%	23	23	0%	8	8	0%
Corporate Pensions	11	12	(8%)	1	2	(50%)	12	14	(14%)	2	3	(33%)
Life	207	234	(12%)	9	8	13%	216	242	(11%)	30	31	(3%)
Individual Annuities	151	239	(37%)	—	—	—	151	239	(37%)	15	24	(38%)
Bulk Annuities	86	71	21%	—	—	—	86	71	21%	9	7	29%

Sub-Total	471	573	(18%)	17	16	6%	488	589	(17%)	64	73	(12%)
DWP Rebates	—	60	—	—	—	—	—	60	—	—	6	—

Total	471	633	(26%)	17	16	6%	488	649	(25%)	64	79	(19%)

Partnerships:
Life	9	32	(72%)	—	—	—	9	32	(72%)	1	3	(67%)
Individual Annuities	4	—	—	—	—	—	4	—	—	1	—	—

Total	13	32	(59%)	—	—	—	13	32	(59%)	2	3	(33%)

Total:
Individual Pensions	19	20	(5%)	10	8	25%	29	28	4%	12	10	20%
Corporate Pensions	63	208	(70%)	47	26	81%	110	234	(53%)	53	47	13%
Life	219	270	(19%)	10	9	11%	229	279	(18%)	32	36	(11%)
Individual Annuities	356	510	(30%)	—	—	—	356	510	(30%)	36	51	(29%)
Bulk Annuities	86	71	21%	—	—	—	86	71	21%	9	7	29%

Sub-Total	743	1,079	(31%)	67	43	56%	810	1,122	(28%)	141	151	(7%)
DWP Rebates	—	340	—	—	—	—	—	340	—	—	34	—

Total UK Insurance Operations	743	1,419	(48%)	67	43	56%	810	1,462	(45%)	141	185	(24%)

European Insurance Operations:(4)
Insurance Products	17	12	42%	—	—	—	17	12	42%	2	1	100%

Total European Insurance Operations	17	12	42%	—	—	—	17	12	42%	2	1	100%

Total UK & European Insurance Operations	760	1,431	(47%)	67	43	56%	827	1,474	(44%)	143	186	(23%)

US Insurance Operations:(10)
Fixed Annuities	421	532	(21%)	—	—	—	421	532	(21%)	42	53	(21%)
Equity Linked Indexed Annuities	68	44	55%	—	—	—	68	44	55%	7	4	75%
Variable Annuities	468	442	6%	—	—	—	468	442	6%	47	44	7%
Life	—	—	—	5	3	67%	5	3	67%	5	3	67%

Sub-total Retail	957	1,018	(6%)	5	3	67%	962	1,021	(6%)	101	105	(4%)
Guaranteed Investment Contracts	186	—	—	—	—	—	186	—	—	19	—	—
GIC—Medium Term Note	279	—	—	—	—	—	279	—	—	28	—	—

Total US Insurance Operations	1,422	1,018	40%	5	3	67%	1,427	1,021	40%	147	105	40%

Asian Insurance Operations:(4)
Singapore	22	29	(24%)	14	12	17%	36	41	(12%)	16	15	7%
Hong Kong	42	34	24%	20	14	43%	62	48	29%	25	17	47%
Malaysia	3	3	0%	11	13	(15%)	14	16	(13%)	12	13	(8%)
Taiwan	8	1	700%	17	47	(64%)	25	48	(48%)	18	47	(62%)
Japan	2	3	(33%)	8	12	(33%)	10	15	(33%)	8	12	(33%)
Other(3)	10	7	43%	31	28	11%	41	35	17%	32	29	10%

Total Asian Insurance Operations	87	77	13%	101	126	(20%)	188	203	(7%)	110	133	(17%)

Group Total	2,269	2,526	(10%)	173	172	1%	2,442	2,698	(9%)	400	424	(6%)

INVESTMENT OPERATIONS

	M&G(9) & UK Operations			Asia Mutual Funds			Hong Kong MPF Products(5)			Total Investment Products
	Q2 2003	Q1 2003	+/- (%)	Q2 2003	Q1 2003	+/- (%)	Q2 2003	Q1 2003	+/- (%)	Q2 2003	Q1 2003	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Opening FUM	20,677	20,284	2%	5,022	5,096	(1%)	151	136	11%	25,850	25,516	1%
Gross inflows	832	1,184	(30%)	4,552	3,772	21%	21	18	17%	5,405	4,974	9%
Less redemptions	(627)	(555)	(13%)	(3,853)	(3,870)	0%	(8)	(3)	(167%)	(4,488)	(4,428)	(1%)

Net flows	205	629	(67%)	699	(98)	813%	12	15	(20%)	916	546	68%
Other movements	(4)	4	(200%)	(16)	(13)	(23%)	—	—	—	(20)	(9)	(122%)
Market and currency movements	1,452	(240)	705%	16	37	(57%)	2	—	—	1,470	(203)	824%

Net movement in FUM	1,653	394	320%	699	(74)	1045%	14	15	(7%)	2,367	334	609%

Closing FUM	22,331	20,677	8%	5,721	5,022	14%	165	151	9%	28,217	25,850	9%

Notes to Schedules:

(2)
Annual Equivalents (AE), calculated as regular new business contributions + 10% single new business contributions, are subject to roundings.

(3)
In Asia, 'Other' insurance operations include Thailand, Indonesia, The Philippines, Vietnam, India (26% interest), China and Korea.

(4)
Sales for overseas operations have been calculated using average exchange rates.

(5)
Mandatory Provident Fund product sales in Hong Kong are included at Prudential's 36% interest of the Hong Kong MPF operation.

(9)
Balance includes segregated pensions fund business, private finance flows and M&G South Africa institutional business. M&G institutional funds under management restated during the quarter to include funds managed on behalf of the Prudential Staff Pension Scheme previously categorised as internal funds.

(10)
Sales for overseas operations are converted to sterling using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(11)
Reflecting the expanded investment business new business analysis on Schedule 2, certain investment fund mandates previously classified from UK Corporate Pensions sales are now reported as M&G institutional funds under management. 2002 UK insurance sales now reflect this change in presentation.

Independent Review Report by KPMG Audit Plc to Prudential plc, extracted from the Interim Report 2003

"Introduction

        We have been engaged by the Company to review the financial information set out on page 10 and pages 15 to 19 prepared on a modified statutory basis and the financial information set out on page 9 and pages 11 to 14 prepared on an achieved profits basis and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

        This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusion we have reached.

Directors' Responsibilities

        The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review Work Performed

        We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information, issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion

        On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

KPMG Audit Plc
Chartered Accountants
London
28 July 2003"

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY
Date 29 July 2003
	By:	/s/ CLARE STALEY CLARE STALEY GROUP MEDIA RELATIONS MANAGER

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PRUDENTIAL PLC—NEW BUSINESS—HALF YEAR 2003 TOTAL INSURANCE AND INVESTMENT NEW BUSINESS
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